Mail Stop 4561

May 17, 2007

Douglas N. MacDonald
President and Chief Executive Officer
Westsphere Asset Corporation, Inc.
2140 Pegasus Way, NE
Calgary, Alberta Canada T2E 8M5

      Re: Westsphere Asset Corporation, Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed April 15, 2005
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed April 21, 2006
            Form 10-KSB for Fiscal Year Ended December 31, 2006
            Filed April 16, 2007
            File No. 0-32051

Dear Mr. MacDonald:

      We have completed our review of the above filings and have no further comments at this time.

            Sincerely,

            Amit Pande
            Assistant Chief Accountant